UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On January 6, 2025, Oculis Holding AG (“Oculis” or the “Registrant”) issued a press release announcing positive topline results with OCS-05 in the Phase 2 ACUITY trial, which met the primary endpoint of safety and achieved statistical significance on several key efficacy-based secondary endpoints. The trial evaluated the safety, tolerability and efficacy of OCS-05, a neuroprotective candidate, in patients with acute optic neuritis.

The Phase 2 ACUITY (Acute OptiC NeUrITis of DemYelinating Origin) trial was a randomized, double-blind, placebo-controlled, multi-center trial, designed to evaluate OCS-05 (2mg/kg/day or 3mg/kg/day) administered intravenously once-daily for five days in patients with acute optic neuritis also receiving steroid. The study randomized 36 patients with recent onset (visual loss symptoms) of unilateral acute optic neuritis with a demyelinating origin, of which 33 patients received treatment and were included in the pre-specified modified intent-to-treat (mITT) analysis.

Positive results from the ACUITY trial showed that OCS-05 achieved primary safety endpoint in addition to highlighting neuroprotective structural benefit and the ability to improve visual function in patients suffering from acute optic neuritis.

Primary Endpoint was Safety-Based:

The percentage of patients with a shift from normal (baseline) to abnormal in electrocardiogram (ECG) parameters after study drug administration until Visit 4 (Day 15) was measured to evaluate cardiac safety. The results showed no difference in the percentage of patients with abnormal ECG parameters between the two treatment arms.

•
Two patients in the OCS-05 arms (2 and 3 mg/kg/day) and one patient in the placebo arm had a shift from normal to abnormal in any ECG measures between baseline and Visit 4 (Day 15), both equivalent to 12.5%. Events observed in the OCS-05 arms were mild and transient and qualified as not clinically significant by central review reading center.

Secondary Efficacy Endpoints Assessed Changes in Retinal Structure:

Optical Coherence Tomography (OCT) imaging was used to objectively measure the thickness of two different retinal segments in the affected eye to evaluate the potential neuroprotective effects of OCS-05 compared to placebo: 1) Ganglion Cell-Inner Plexiform Layer (GCIPL) and 2) Retinal Nerve Fiber Layer (RNFL). Results showed:

•
A 43% improvement in GCIPL thickness mean change from baseline in favor of OCS-05 (3mg/kg/day) + steroid compared to placebo + steroid at month 3 which was maintained through month 6 with p-values of 0.049 and 0.052 at 3 and 6 months, respectively.
•
A 28% improvement in RNFL thickness mean change from baseline in favor of OCS-05 (3mg/kg/day) + steroid compared to placebo + steroid at month 3 reaching 30% improvement at month 6 with p-values of 0.045 and 0.033 at 3 and 6 months, respectively.

Secondary Efficacy Endpoint Assessed Changes in Visual Function:

Changes in 2.5% ETDRS low contrast letter acuity (LCVA) were measured to assess visual function improvement. Results showed:

•
A favorable difference in LCVA mean change from baseline of approximately 18 letters at month 3 and approximately 15 letters at month 6 with OCS-05 (3 mg/kg/day) + steroid compared to placebo + steroid, with p-values of 0.004 and 0.012 at 3 and 6 months, respectively.

# Patients in the OCS-05 3mg/kg/day Arm Achieved Clinically Meaningful Improvement in Visual Function

2.5% ETDRS LCVA in the Affected Eye: MMRM, LS Mean Change From Baseline, mITT

+18 ETDRS Letters
+15 ETDRS Letters
*P = 0.004
*P = 0.012
Letters
LCVA, LS Mean (SE)
50
40
30
20
10
0
40.3
48.1
51.7
31.1
30.0
36.9
Placebo + SoC (N = 14)
OCS-05 3mg/kg/day + SoC (N = 15)
time
V1
V3 (T5)
M1
M3
M6
Visit

*Mixed Model for Repeated Measures (MMRM); Least-Squares Mean Change from Baseline: (nominal p- value), mITT population (affected eye)
LCVA; low contrast visual acuity.
Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Treatment emergent adverse events (TEAEs):

•
No drug-related serious adverse events (SAEs).
•
No AEs leading to drug withdrawal or study discontinuation.
•
Most frequently reported drug related AEs > 10% in the OCS-05 (2 or 3 mg/kg/day) + steroid treatment group were headache: 2 patients (10.5%), and acne: 2 patients (10.5%).

In addition, the Investigational New Drug (IND) application for OCS-05 has also been cleared by the U.S. Food and Drug Administration (FDA), enabling the initiation of clinical development in the United States to support the global potential of OCS-05.

Oculis also announced that it had approximately $105 to 110 million in cash, cash equivalents and short-term investments at the start of the year. This financial information reflects Oculis’ preliminary estimate, based on currently available information. Financial closing procedures for the quarter are not yet completed and final results may therefore vary from this estimate. This preliminary estimate has not been audited by Oculis’ independent registered public accounting firm.

The press release is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-271938) and Registration Statements on Form F-3, as amended (File Nos. 333-278409 and 333-271063).

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated January 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: January 6, 2025	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer